Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Approves Dividend Increase for 2010
Saskatoon, Saskatchewan, Canada, December 3, 2009
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today that its board of directors has approved an increase in the annual cash dividend to $0.28 from $0.24 per share beginning in 2010. This represents a 17% increase in the common share dividend and will be the sixth increase in the last eight years. Cameco has consistently paid dividends since its shares began trading in 1991.
The company’s board of directors also declared a quarterly cash dividend of $0.06 per common share, payable on January 15, 2010 to shareholders of record on December 31, 2009.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316